United States securities and exchange commission logo





                              October 24, 2022

       Mark Locke
       Chief Executive Officer
       Genius Sports Ltd
       9th Floor, 10 Bloomsbury Way
       London, WC1A 2SL

                                                        Re: Genius Sports Ltd
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 18,
2022
                                                            Response dated
September 2, 2022
                                                            File No. 001-40352

       Dear Mark Locke:

               We have reviewed your September 2, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 8, 2022 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2021

       Consolidated Statement of Operations, page F-3

   1.                                                   We have reviewed your
response to comment 2. We disagree with the Company   s
                                                        conclusion that the
error was immaterial to its financial statements for the fiscal years ended December 31, 2019
and 2020 as we do not believe the qualitative factors cited in your materiality
analysis overcome the quantitative significance of the error to fiscal year
                                                        2019 and 2020 loss per
share. Accordingly, please amend your Form 20-F for the fiscal year ended December 31,
2021 to restate your financial statements for the fiscal years ended December 31, 2019
and 2020 to correct the error. Also, in light of the restatement, please reassess your
prior conclusions that disclosure controls and procedures and internal control over financial
reporting were effective.
 Mark Locke
Genius Sports Ltd
October 24, 2022
Page 2

       You may contact Tony Watson at (202) 551-3318 or Adam Phippen at (202) 551-3336 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameMark Locke                           Sincerely,
Comapany NameGenius Sports Ltd
                                                       Division of Corporation
Finance
October 24, 2022 Page 2                                Office of Trade &
Services
FirstName LastName